UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)*

BridgeBio Pharma, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

10806X102
(CUSIP Number)

Andrew Genser
General Counsel
55 Railroad Avenue
Greenwich, Connecticut 06830
203-863-7050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 10806X102	SCHEDULE 13D	Page 2 of 16
1	NAMES OF REPORTING PERSONS
Viking Global Investors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO - other

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
25,120,991 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
25,120,991 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,120,991 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7% (see Item 5) (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.
All share percentage calculations in this Amendment No. 1 to the Schedule 13D are based on 160,500,999 shares of Common Stock, $0.001 par value per share, of BridgeBio Pharma, Inc. (the “Issuer”) outstanding as of May 2, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 4, 2023.

CUSIP No: 10806X102	SCHEDULE 13D	Page 3 of 16
1	NAMES OF REPORTING PERSONS
Viking Global Performance LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO - other

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
631,167 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
631,167 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
631,167 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No: 10806X102	SCHEDULE 13D	Page 4 of 16
1	NAMES OF REPORTING PERSONS
Viking Global Equities Master Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO - other

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
631,167 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
631,167 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
631,167 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No: 10806X102	SCHEDULE 13D	Page 5 of 16
1	NAMES OF REPORTING PERSONS
Viking Long Fund GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO - other

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
251,204 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
251,204 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
251,204 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No: 10806X102	SCHEDULE 13D	Page 6 of 16
1	NAMES OF REPORTING PERSONS
Viking Long Fund Master Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO - other

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
251,204 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
251,204 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
251,204 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No: 10806X102	SCHEDULE 13D	Page 7 of 16
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Parent GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO - other

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
24,238,620 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
24,238,620 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,238,620 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1% (see Item 5) (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No: 10806X102	SCHEDULE 13D	Page 8 of 16
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO - other

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
24,238,620 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
24,238,620 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,238,620 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No: 10806X102	SCHEDULE 13D	Page 9 of 16
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Portfolio GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO - other

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
24,238,620 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
24,238,620 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,238,620 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No: 10806X102	SCHEDULE 13D	Page 10 of 16
1	NAMES OF REPORTING PERSONS
Viking Global Opportunities Illiquid Investments Sub-Master LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO - other

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
24,238,620 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
24,238,620 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,238,620 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No: 10806X102	SCHEDULE 13D	Page 11 of 16
1	NAMES OF REPORTING PERSONS
O. Andreas Halvorsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO - other

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
25,120,991 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
25,120,991 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,120,991 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No: 10806X102	SCHEDULE 13D	Page 12 of 16
1	NAMES OF REPORTING PERSONS
David C. Ott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO - other

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
25,120,991 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
25,120,991 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,120,991 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No: 10806X102	SCHEDULE 13D	Page 13 of 16
1	NAMES OF REPORTING PERSONS
Rose S. Shabet

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO - other

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
25,120,991 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
25,120,991 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,120,991 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No: 10806X102	SCHEDULE 13D	Page 14 of 16
EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) amends certain items of the Schedule 13D filed with the Commission on July 8, 2019 (the “Schedule 13D”) relating to the Common Stock, par value $0.001 per share (the “Common Stock”) of BridgeBio Pharma, Inc., a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (f) This Schedule 13D is being filed jointly on behalf of Viking Global Investors LP, a Delaware limited partnership (“VGI”), Viking Global Performance LLC, a Delaware limited liability company (“VGP”), Viking Global Equities Master Ltd., a Cayman Islands exempted company (“VGEM”), Viking Long Fund GP LLC, a Delaware limited liability company (“VLFGP”), Viking Long Fund Master Ltd., a Cayman Islands exempted company ("VLFM"), Viking Global Opportunities Parent GP LLC, a Delaware limited liability company (“Opportunities Parent”), Viking Global Opportunities GP LLC, a Delaware limited liability company (“Opportunities GP”), Viking Global Opportunities Portfolio GP LLC, a Delaware limited liability company (“Opportunities Portfolio GP”), Viking Global Opportunities Illiquid Investments Sub-Master LP, a Cayman Islands exempted limited partnership (“Opportunities Fund”, and, together with VGEM and VLFM, the “Funds”), O. Andreas Halvorsen, a citizen of Norway, David C. Ott, a citizen of the United States, and Rose S. Shabet, a citizen of the United States (each, a “Reporting Person”, and, collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of the date hereof, a copy of which is filed herewith as Exhibit 99.4.

(b) The business address of each of the Reporting Persons is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c) The principal business of VGI is to provide managerial services to related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of each of VGP, VLFGP, Opportunities Parent, Opportunities GP and Opportunities Portfolio GP is to serve as the general partner or investment manager of related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of each of the Funds is to engage in making investments in securities of public and private companies.

The present principal occupation of O. Andreas Halvorsen is Chief Executive Officer of VGI. The present principal occupation of David C. Ott is Advisory Director of VGI. The present principal occupation of Rose S. Shabet is Chief Operating Officer of VGI.

(d) - (e) During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 18, 2023, Opportunities Fund sold 1,500,000 shares of Common Stock at a price of $35.00 per share.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

VGEM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEM. Viking Global Equities LP (a Delaware limited partnership) and Viking Global Equities III Ltd. (a Cayman Islands exempted company), through its investment in VGE III Portfolio Ltd. (a Cayman Islands exempted company), invest substantially all of their assets through VGEM.

VLFM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VLFGP, and by VGI, an affiliate of VLFGP, which provides managerial services to VLFM. Viking Long Fund LP (a Delaware limited partnership) and Viking Long Fund III Ltd. (a Cayman Islands exempted company), through its investment in Viking Long Fund Intermediate L.P. (a Cayman Islands limited partnership), invest substantially all of their assets through VLFM.

CUSIP No: 10806X102	SCHEDULE 13D	Page 15 of 16
Opportunities Fund has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to Opportunities Fund. Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through Opportunities Fund.

VGI provides managerial services to the Funds. VGI has the power to direct the vote and disposition of the shares of Common Stock directly held by the Funds. Accordingly, VGI may be deemed to have beneficial ownership over any shares of Common Stock directly owned by the Funds.

VGP serves as investment manager to VGEM and has the power to direct the vote and disposition of the shares of Common Stock directly held by VGEM. Accordingly, VGP may be deemed to have beneficial ownership over any shares of Common Stock directly owned by VGEM.

VLFGP serves as the investment manager of VLFM and has the power to direct the vote and disposition of the shares of Common Stock directly held by VLFM. Accordingly, VLFGP may be deemed to have beneficial ownership over any shares of Common Stock directly owned by VLFM.

Opportunities Portfolio GP serves as the general partner of Opportunities Fund and has the power to direct the vote and disposition of the shares of Common Stock directly held by Opportunities Fund. Accordingly, Opportunities Portfolio GP may be deemed to have beneficial ownership over any shares of Common Stock directly owned by Opportunities Fund.

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the power to direct the vote and disposition of the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by Opportunities Fund. Accordingly, Opportunities GP may be deemed to have beneficial ownership over any shares of Common Stock deemed beneficially owned by Opportunities Portfolio GP, consisting of any shares of Common Stock directly owned by Opportunities Fund.

Opportunities Parent serves as the sole member of Opportunities GP, which has the power to direct the vote and disposition of the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by Opportunities Fund. Accordingly, Opportunities Parent may be deemed to have beneficial ownership over any shares of Common Stock deemed beneficially owned by Opportunities GP, consisting of any shares of Common Stock directly owned by Opportunities Fund.

Messrs. Halvorsen and Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (the general partner of VGI), VGP, VLFGP and Opportunities Parent, have shared authority to direct the voting and disposition of the shares of Common Stock beneficially owned by VGI, VGP, VLFGP and Opportunities Parent. Accordingly, each of Messrs. Halvorsen and Ott and Ms. Shabet may be deemed to have beneficial ownership over any shares of Common Stock deemed beneficially owned by VGI, VGP, VLFGP and Opportunities Parent.

The percentage of outstanding shares of Common Stock that may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated for each Reporting Person based on 160,500,999 shares of Common Stock outstanding as of May 2, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Commission on May 4, 2023.

Except as disclosed in this Amendment No. 1, none of the Reporting Persons beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

Except as disclosed in this Amendment No. 1, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock that such Reporting Person may be deemed to beneficially own.

(c) The response to Item 4 of this Amendment No. 1 is incorporated by reference herein.  Other than as disclosed in this Amendment No. 1, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description
99.4	Joint Filing Agreement, dated as of July 19, 2023, among the Reporting Persons.

CUSIP No: 10806X102	SCHEDULE 13D	Page 16 of 16
SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2023

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)
By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)
By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).